RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

The information in this pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion:
Dated May 17, 2011

to the Product Prospectus Supplement FIN-1 Dated
January 28, 2011, Prospectus Dated January 28, 2011
and Prospectus Supplement Dated January 28, 2011

$__________ Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR (the “Notes”) described below. All payments on the Notes are subject to our credit risk.

The Notes will pay interest quarterly on February 27, May 27, August 27 and November 27 of each year, commencing on August 27, 2011 and ending on the Maturity Date.

The Notes will accrue interest at the following rates:

Years 1-5:	5.00% per annum multiplied by N/D multipled by the Principal Amount

Years 6-10:	6.00% per annum multiplied by N/D multipled by the Principal Amount

Years 11-15:	7.00% per annum multiplied by N/D multipled by the Principal Amount

Where “N” is the actual number of days in the Coupon Period in which the daily fixing of the Reference Rate is at or below the Cap Level and above the Floor Level and “D” is the actual number of days in the Coupon Period. During each year of the Notes, the Cap Level will correspond to the interest rate set forth above. The Floor Level will be 0.00% during each interest period.  We describe in more detail the manner in which the interest payable on the Notes will be determined in this pricing supplement and in product prospectus supplement FIN-1 dated January 28, 2011.

We may call the Notes in whole, but not in part, on each interest payment date, commencing on November 27, 2011, upon at least five business days prior written notice.

The CUSIP number for the Notes is 78008TAV6.

RBC Capital Markets, LLC will not receive any underwriting discount or commission in connection with the sale of the Notes.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P-8 of this pricing supplement, “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of product prospectus supplement FIN-1 dated January 28, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or any of our other affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about May 27, 2011, against payment in immediately available funds.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, product prospectus supplement FIN-1, the prospectus supplement and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	May ●, 2011

Issue Date:	May 27, 2011

Maturity Date:	May 27, 2026

CUSIP:	78008TAV6

Interest Rate:	Years 1-5:
Years 6 - 10:
Years 11 – 15:

Where:

“N” is the total number of calendar days in the applicable interest period on which the Reference Rate is at or below the Cap Level and above the Floor Level; and

“D” is the actual number of days in the applicable interest period.

Interest payments for each interest period will be calculated using a 30/360 day count basis.

Reference Rate:
6-Month USD LIBOR. The Reference Rate will be determined by reference to Reuters page LIBOR01 (or the applicable successor page) as set forth in the prospectus supplement, under the caption “Description of the Notes We May Offer—Interest Rates—LIBOR Notes.”

Cap Level:	Years 1-5: Years 6 - 10: Years 11 – 15:	5.00 6.00% 7.00%

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026

Floor Level:	0.00%

Interest Payment Dates:
Quarterly, on February 27, May 27, August 27 and November 27 of each year, commencing on August 27, 2011. If any Interest Payment Date is not a New York or London business day, interest will be paid on the next New York or London business day, without adjustment for period end dates and no interest will be paid in respect of the delay.

Redemption:	Redeemable at our option.

Call Date(s):	The Notes are callable, in whole, but not in part, on each interest payment date, commencing on November 27, 2011, upon at least five business days prior written notice.

U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes.  We intend to take the position that the Notes will be treated as contingent payment debt instruments.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1dated January 28, 2011  under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which apply to your Notes.

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement FIN-1 dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement FIN-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000316/m127115424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement FIN-1, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026

HISTORICAL INFORMATION

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes, or that interest will be payable during all interest periods during the term of the Notes. The historical Reference Rate levels do not give an indication of future levels of the Reference Rate. The graph below sets forth the historical performance of the Reference Rate from May 16, 2000 through May 16, 2011.

Source: Bloomberg L.P.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The amount of interest payable on the Notes during any interest period, if any, will depend upon the number of calendar days in that period in which the Reference Rate is equal to or less than the Cap Level and above the Floor Level. This section illustrates the manner in which the applicable interest rate and interest payable in each interest period will be determined.

The following examples illustrate how the per annum interest rate and interest payments would be calculated for a given interest period during the first five years of the notes under different scenarios, based on the terms set forth above. The Notes will have quarterly interest payment dates, and interest payments for each interest period will be calculated using a 30/360 day count basis.

The values in the examples below have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of the Reference Rate, or the amount of interest payable on the Notes.  Numbers in the table below have been rounded for ease of analysis.

Cap Level	Floor Level	Number of Calendar Days on which the Reference Rate was equal to or less than the Cap Level and above the Floor Level ("N")	Number of Days in the Interest Period ("D")	Interest Rate (Per Annum) =	Interest Payment Amount for Interest Period (per $1,000 Note)
5.00%	0.00%	90	90	5.00%	$12.50
5.00%	0.00%	60	90	3.33%	$8.33
5.00%	0.00%	30	90	1.66%	$4.15
5.00%	0.00%	0	90	0.00%	$0.00

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to the risks related to an investment in the Notes, please see the product prospectus supplement FIN-1 dated January 28, 2011 and the prospectus supplement dated January 28, 2011. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Uncertain and Could Be 0.00% per Annum. The amount of interest payable on the Notes in any interest period will be dependent on the Interest Rate applicable to the interest period, and whether the Reference Rate is equal to or less than the Cap Level and above the Floor Level. If the Reference Rate is greater than the Cap Level for the entire interest period, the rate of interest payable for the related interest period will be 0.00% per annum. In addition, if the Reference Rate is equal to or less than the Cap Level and greater than the Floor Level for only a limited number of days in the applicable interest period, the applicable interest payment for that period will be less than your desired investment return. As a result of these factors, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of Royal Bank of comparable maturity. The actual interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Notes Are Subject to Early Redemption at Our Option. We have the option to redeem the Notes on any interest payment date. It is more likely that we will redeem the Notes prior to their stated maturity date when the Reference Rate (and our predictions as to future movements in the Reference Rate during the term of the Notes) will result in an amount of interest payable that is greater than the interest payable on our debt securities of comparable maturity. If the Notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the Notes and you may have to re-invest the proceeds in a lower interest rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decline in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to have an adverse effect on the market value of the Notes.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026

The Reference Rate for the Last Four Business Days of each Interest Period Will Be the Reference Rate on the Business Day Immediately Preceding Those Four Days.  The Reference Rate for the last four business days of each interest period will be the Reference Rate on the fifth business day prior to the applicable interest payment date. As a result, if the Reference Rate on that date is greater than the Cap Level, you will not receive any interest in respect of those four business days even if the Reference Rate, if actually calculated on any of those business days, would be equal to or less than the Cap Level. Similarly, if any Saturdays, Sundays or holidays occur after the fifth business day prior to the applicable interest payment date and that interest payment date, and the Reference Rate is greater than the Cap Level on that fifth business day, then no interest will accrue as to those additional non-business days as well.

The Historical Performance of the Reference Rate Is Not an Indication of Its Future Performance. The historical performance of the Reference Rate should not be taken as an indication of its future performance during the term of the Notes. Changes in the level of the Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall. There can be no assurance that the level of the Reference Rate will be equal to or less than the Cap Level at any time during the term of the Notes.

RBC Capital Markets, LLC

Redeemable Range Accrual Notes Referencing 6-Month USD LIBOR, Due May 27, 2026

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about May 27, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011.  For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus.

RBC Capital Markets, LLC